Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 001-40057

Voltus
Voltus to Go Public in $1.3 Billion SPAC Deal
Wednesday, December 1, 2021, 1:00 PM Eastern

CORPORATE PARTICIPANTS Gregg Dixon - Chief Executive Officer of Voltus Andrew Shapiro - Broadscale Founder

PRESENTATION

Jill Wagner

(IN PROGRESS) startup at about $1.3 billion. The company aims to deliver less expensive, more reliable, and more sustainable electricity to its more than 600 customers, including Home Depot, Coca Cola, and Simon Property Group. And joining us now is Greg Dixon, co-founder and CEO of Voltus, and Andrew Shapiro, Chairman and CEO of Broadscale Acquisition Corp. Great to have you both on. Greg, we're going to start with you. First of all, can you tell us a bit about the company?

Greg Dixon

Sure. Good morning, Jill. Thanks for having us. You can think of Voltus as the Airbnb of the electricity market where Airbnb allows underutilized apartments to actually make money for folks who own those apartments who may not be in them. We do the same for what are known as Distributed Energy Resources that are largely lying fallow without our technology. So you can think of electric vehicles, solar plus storage, and other electricity consuming producing and storing devices that our technology interconnects to electricity markets. So those DERs can deliver their value and be paid to do so.

Jill Wagner

It's so fascinating, because I'd never even think that this is sort of like a--there's a market for this, but it makes total sense when you explain it. Just tell us quickly about this deal and what its gonna allow you to do in terms of going public and having more money here.

Greg Dixon

Sure. So we've been growing very quickly, developing the technology, and acquiring customer relationships. And this transaction is really a recognition of the fact that our growth can and needs to accelerate to help humanity address climate change. And so the proceeds from this transaction will allow us to grow our team, our sales team, our software engineering and product team. It will allow us to capture entirely new DER Technology Partnerships. You think of like Wi-Fi thermostats like Google Nest and approximately 50 million Wi-Fi thermostats in the U.S. alone that can plug into our platform. And of course, we want to take the show on the road and take our innovations to every international market clamoring for the value of DERs.

Jill Wagner

And Andrew, Broadscale focuses on ESG. That's Environmental, Social, and Governance factors. What makes Voltus the perfect partner for you guys here?

Andrew Shapiro

Well, Voltus is part of a huge shift that's happening globally in the electricity markets from centralized fossil fuel based power generation, like coal and natural gas, to decentralized as we said, DER is decentralized distributed electricity resources. And that shift needs a technology platform to enable it, to incentivize it for owners of DERs. And that shift is going to result in 3.9 Giga tons of carbon dioxide being avoided each year. And we need to do that to create the clean economy of the future.

Broadscale Acquisition Corp set out to combine with a leader in the energy transition and impact and sustainability. But we also wanted to find a company that was a capital efficient asset light business, and that's exactly what Voltus is. It's a software driven technology company. It's got world class customers, recurring revenues, an amazing backlog and pipeline, really attractive margins, and a model that's incredibly scalable. It's very, very rare to find those two things and ESG and impact leader, that's also a really attractive business, on the fundamentals. And that's exactly why we're so excited to be partnering with Greg and the team at Voltus.

Jill Wagner

And, Greg, on the issue of customers, you mentioned you want to expand, are there any companies that you're eyeing as potential partners in the future?

Greg Dixon

Sure. If you think about all of the electric vehicle companies that exist today from Tesla to Ford, Toyota, think about all the Wi Fi thermostat companies from Nest to Emerson, all of these internet addressable machines that consume, produce, and even store electricity can plug into our platform and get paid to do so. So think any major commercial or industrial energy consumer and any device that you can monetize, our platform does that.

Jill Wagner

It is so--it's just fascinating, where this is all going. Andrew, ESG funds on track for a record year, as we were just discussing, could be a $1 trillion category by 2030. I mean, it's obvious why investors are so interested in this space right now. But is it really like--it feels like there's no ceiling here. It just feels like this is the way we're going.

Andrew Shapiro

What we're seeing, you know, the theme that we have embraced for a long time which Voltus fits so well is what we call disruption for good. And by that, we mean the transformation of all traditional industry in ways that are going to be good for the environment, society, and shareholders. And that's happening in the electricity and energy sectors. It's happening in transportation. It's happening in real estate and infrastructure. It's happening in food and agriculture.

So when you think about the scale of reinventing those huge industries, they're trillion--multi-trillion dollar industries each, of course, there's going to be an enormous financial opportunity. And that is, as you said, exactly why the biggest institutional investors and asset managers are looking to put capital into what's become known as ESG, or impact investments. The truth is, though there aren't that many public companies available for them, and that's exactly why SPACs are a very good fit for innovators and leaders in sustainable technology and innovation.

It's very much our belief at Broadscale, and is exactly why we're working with Greg and the team to take Voltus public. And between the $100 million pipe that we've raised, and our $345 million cash and trust, we're going to have a lot of capital available to grow this business and really meet the potential that is here.

CONCLUSION

Jill Wagner

All right, well, thank you both so much, and congratulations. Greg Dixon, co-founder and CEO of Voltus, and Andrew Shapiro, Chairman and CEO of Broadscale Acquisition Corp. And I want—

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, Inc. (“Voltus”), market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale Acquisition Corp. (“Broadscale”) and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s Form S-1 (File Nos. 333-252449 and 333-253016), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of Broadscale, referred to as a proxy statement/prospectus and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This communication may contain financial forecasts of Voltus. Neither Voltus’s independent auditors, nor the independent registered public accounting firm of Broadscale, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Broadscale and Voltus. Broadscale intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Broadscale, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Broadscale stockholders. Broadscale also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Broadscale are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Broadscale through the website maintained by the SEC at www.sec.gov.

The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Broadscale and Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed transactions. Broadscale’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in Broadscale’s registration statement on Form S-4, which is expected to be filed by Broadscale with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Broadscale’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Broadscale with the SEC in connection with the business combination.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.